FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Information furnished as at October 9, 2012

REED ELSEVIER PLC	REED ELSEVIER NV
(Registrant)	(Registrant)

1-3 Strand London WC2N 5JR United Kingdom	Radarweg 29 1043 NX Amsterdam The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

EXPLANATORY NOTE

Reed Elsevier PLC and Reed Elsevier NV are filing this report on Form 6-K for the purpose of presenting the unaudited condensed consolidated financial statements of Reed Elsevier PLC and of Reed Elsevier NV, the unaudited condensed combined financial statements of Reed Elsevier (as defined in the Form 20-F report of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2011), and a related operating and financial review for the six months ended June 30, 2012 in a format that can be incorporated by reference into any registration statement on Form F-3 or Form F-4 which they may file for the registration of debt securities that may from time to time be offered by Reed Elsevier Capital Inc. with guarantees of Reed Elsevier PLC and Reed Elsevier NV, and for the purpose of updating their financial statements to comply with Item 8.A.5 of Form 20-F.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC		REED ELSEVIER NV
Registrant		Registrant

By:	/s/ A. McCulloch	By:	/s/ A. McCulloch
	Name: A. McCulloch		Name: A. McCulloch
	Title: Head of Secretariat		Title: Authorised Signatory

Date:	October 9, 2012	Date:	October 9, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Reed Elsevier unaudited condensed combined financial information, Reed Elsevier PLC unaudited consolidated financial information and Reed Elsevier NV unaudited consolidated financial information at and for the six months ended June 30, 2012 and 2011.